SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Penn Virginia Resource Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

707884102

(CUSIP Number)

Nancy M. Snyder

Penn Virginia Resource GP, LLC

Three Radnor Corporate Center

100 Matsonford Road

Suite 300

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 16 pages)

CUSIP No. 707884102	13D/A	Page 2 of 16 Pages

The percentage ownerships reflected in this Schedule 13D are as of November 14, 2005.

1	Name of Reporting Person PENN VIRGINIA RESOURCE LP CORP.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds AF/OO (Contribution from affiliate)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,469,820*
8 Shared Voting Power 0
9 Sole Dispositive Power 3,469,820*
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 3,469,820*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 20.41%*
14	Type of Reporting Person CO

*	Penn Virginia Resource LP Corp. also holds 3,567,521 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884102	13D/A	Page 3 of 16 Pages

1	Name of Reporting Person KANAWHA RAIL CORP.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 267,887*
8 Shared Voting Power 0
9 Sole Dispositive Power 267,887*
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 267,887*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.58%*
14	Type of Reporting Person CO

*	Kanawha Rail Corp. also holds 257,419 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884102	13D/A	Page 4 of 16 Pages

1	Name of Reporting Person PENN VIRGINIA RESOURCE GP, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 197,493
8 Shared Voting Power 0
9 Sole Dispositive Power 197,493
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 197,493
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.16%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 707884102	13D/A	Page 5 of 16 Pages

1	Name of Reporting Person PENN VIRGINIA RESOURCE GP CORP.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 197,493
8 Shared Voting Power 0
9 Sole Dispositive Power 197,493
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 197,493
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.16%
14	Type of Reporting Person CO

CUSIP No. 707884102	13D/A	Page 6 of 16 Pages

1	Name of Reporting Person PENN VIRGINIA RESOURCE HOLDINGS CORP.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,935,200*
8 Shared Voting Power 0
9 Sole Dispositive Power 3,935,200*
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 3,935,200*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 23.15%*
14	Type of Reporting Person CO

*	Penn Virginia Resource Holdings Corp. also may be deemed to be the beneficial owner of 3,824,940 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884102	13D/A	Page 7 of 16 Pages

1	Name of Reporting Person PENN VIRGINIA HOLDING CORP.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,935,200*
8 Shared Voting Power 0
9 Sole Dispositive Power 3,935,200*
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 3,935,200*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 23.15%*
14	Type of Reporting Person CO

*	Penn Virginia Holding Corp. also may be deemed to be the beneficial owner of 3,824,940 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884102	13D/A	Page 8 of 16 Pages

1	Name of Reporting Person PENN VIRGINIA CORPORATION
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,935,200*
8 Shared Voting Power 0
9 Sole Dispositive Power 3,935,200*
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 3,935,200*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 23.15%*
14	Type of Reporting Person CO

*	Penn Virginia Corporation also may be deemed to be the beneficial owner of 3,824,940 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 18, 2005 (the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Penn Virginia Resource Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087. The total number of Common Units reported as beneficially owned in this Schedule 13D is 3,935,200, which constitutes approximately 23.15% of the total number of Common Units outstanding. In addition, certain of the reporting persons beneficially own subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and restating paragraph (b) thereof as follows:

(b) The address of the principal business office of KRC, the General Partner, GP Corp and Penn Va is as follows:

Three Radnor Corporate Center

100 Matsonford Road

Suite 300

Radnor, Pennsylvania 19087

The address of the principal business office of LP Corp, Resource Holdings and Holding Corp is as follows:

300 Delaware Avenue

Suite 550

Wilmington, Delaware 19801

Item 2 of the Schedule 13D is hereby amended by amending and restating Schedule A attached thereto as set forth on Schedule A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to that certain Contribution, Conveyance and Assumption Agreement, dated as of September 14, 2001 (the “First Contribution Agreement”), among the General Partner, the Issuer, Penn Virginia Operating Co., LLC (the “Operating Company”), LP Corp, KRC, K Rail LLC (“K Rail”) and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, (i) the General Partner contributed all of its membership interest in the Operating Company to the Issuer in exchange for a continuation of its 2.0% general partner interest in the Issuer; (ii) LP Corp contributed all of its membership interest in the Operating Company to the Issuer in exchange for a 97.5% limited partner interest in the Issuer; and (iii) KRC contributed all of its membership interest in K Rail to the Issuer in exchange for a 0.5% limited partner interest in the Issuer.

On October 30, 2001, pursuant to that certain Closing Contribution, Conveyance and Assumption Agreement (the “Closing Contribution Agreement”), dated as of October 30, 2001, among the General Partner, the Issuer, the Operating Company, LP Corp, KRC and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, (i) LP Corp’s 97.5% initial limited partner interest was converted into (A) 1,139,411 Common Units and (B) 7,580,235 Subordinated Units and (ii) KRC’s 0.5% initial limited partner interest was converted into (A) 10,469 Common Units and (B) 69,645 Subordinated Units.

The transactions which were effected by the General Partner, LP Corp and KRC pursuant to the First Contribution Agreement and the Closing Contribution Agreement are collectively referred to herein as the “Transactions.”

After the consummation of the Transactions and prior to the date of the original filing of this Schedule 13D, LP Corp (i) purchased an aggregate of 44,500 Common Units (representing less than 2% of the outstanding Common Units) on the open market, (ii) transferred 2,000 Common Units to the General Partner and (iii) transferred 445,192 Subordinated Units to the General Partner.

On August 12, 2005 and November 3, 2005, LP Corp transferred 191,439 Common Units and 4,209 Common Units, respectively, to the General Partner for the purposes set forth in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The General Partner, LP Corp and KRC entered into the Transactions for investment purposes. LP Corp transferred Common Units to the General Partner in connection with the General Partner’s executive compensation arrangements with the General Partner’s key employees. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)

The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D is hereby incorporated herein. The General Partner may grant restricted units, deferred common units, phantom units or options to employees and directors of the

General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. The General Partner may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer or from other Reporting Persons, or otherwise.

(b)	None.

(c)	None.

(d)	None.

(e)	The General Partner, as the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) (i)	LP Corp is the sole record owner of, and has the sole power to vote and dispose of 3,469,820 Common Units (20.41%). LP Corp is also sole record owner of 3,567,521 Subordinated Units which are convertible into an equal number of Common Units.

(ii)	KRC is the sole record owner of, and has the sole power to vote and dispose of 267,887 Common Units (1.58%). KRC is also sole record owner of 257,419 Subordinated Units which are convertible into an equal number of Common Units.

(iii)	The General Partner is the sole record owner of, and has the sole power to vote and dispose of 197,493 Common Units (1.16%).

(iv)	GP Corp does not directly own any Units. By virtue of owning 100% of the outstanding interest in the General Partner, GP Corp may be deemed to possess sole voting and dispositive powers with respect to those units held by the General Partner, representing 197,493 Common Units (1.16%).

(v)	Resource Holdings does not directly own any Units. By virtue of owning 100% of the outstanding interest in KRC, LP Corp and GP Corp, Resource Holdings may be deemed to possess sole voting and dispositive powers with respect to those Units held by KRC, LP Corp and GP Corp, representing an aggregate 3,935,200 Common Units (23.15%) and 3,824,940 Subordinated Units.

(vi)	Holding does not directly own any Units. By virtue of owning 100% of the outstanding interest in Resource Holdings, Holding may be deemed to possess sole voting and dispositive powers with respect to those Units held by KRC, LP Corp and GP Corp, representing an aggregate 3,935,200 Common Units (23.15%) and 3,824,940 Subordinated Units.

(vii)	Penn Va does not directly own any Units. By virtue of owning 100% of the outstanding interest in Holding, Penn Va may be deemed to possess sole voting and dispositive powers with respect to those Units held by KRC, LP Corp and GP Corp, representing an aggregate 3,935,200 Common Units (23.15%) and 3,824,940 Subordinated Units.

(c) The information with respect to the acquisitions and transfers of Common Units and Subordinated Units set forth in Item 3 are hereby incorporated by reference. The information with respect to the conversion on (i) November 12, 2004 of 1,912,470 of the Subordinated Units into Common Units and (ii) November 14, 2005 of 1,912,470 of the Subordinated Units into Common Units, each as set forth in Item 6 of this Schedule 13D is hereby incorporated herein.

On October 30, 2001, the Issuer redeemed 975,000 Common Units held by LP Corp in connection with the exercise of the overallotment option granted by the Issuer to the underwriters in connection with the Issuer’s initial public offering. After the consummation of the Transactions and prior to the date of the original filing of this Schedule 13D, LP Corp transferred an aggregate of 108,612 Common Units to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner.

Since the date of the original filing of this Schedule 13D, LP Corp and the General Partner have transferred an aggregate of 408 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Subject to the terms and conditions of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

Pursuant to the terms of the Issuer’s Partnership Agreement, (i) one quarter of the Subordinated Units would convert to Common Units on a one-for-one basis after September 20, 2004 if the Issuer met the conversion tests set forth in the Issuer’s Partnership Agreement and (ii) an additional one quarter of the Subordinated Units would convert to Common Units on a one-for-one basis after September 30, 2005 if the Issuer met the conversion tests set forth in the Issuer’s Partnership Agreement. The Issuer met such early conversion tests, resulting in the conversion of (i) 1,912,470 of its outstanding Subordinated Units (1,783,761 owned by LP Corp and 128,709 owned by KRC) into Common Units on November 12, 2004 and (ii) 1,912,470 of its outstanding Subordinated Units (1,783,761 owned by LP Corp and 128,709 owned by KRC) into Common Units on November 14, 2005. If the issuer meets similar early conversion tests in future periods, the remainder of the Subordinated Units will convert after September 30, 2006. If the General Partner is removed in certain circumstances, all of the Subordinated Units will convert automatically into an equal number of Common Units. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: November 15, 2005

PENN VIRGINIA RESOURCE LP CORP.

By:	/s/ NANCY M. SNYDER
Name:	Nancy M. Snyder
Title:	Vice President

KANAWHA RAIL CORP.

By:	/s/ NANCY M. SNYDER
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE GP, LLC

By:	/s/ NANCY M. SNYDER
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ NANCY M. SNYDER
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ NANCY M. SNYDER
Name:	Nancy M. Snyder
Title:	Vice President

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PENN VIRGINIA HOLDING CORP.

By:	/s/ NANCY M. SNYDER
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA CORPORATION

By:	/s/ NANCY M. SNYDER
Name:	Nancy M. Snyder
Title:	Senior Vice President

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SCHEDULE A

The following individuals are members of the board of directors of Penn Virginia Resource LP Corp.: A. James Dearlove, Nancy M. Snyder, Frank A. Pici and Peter J. Winnington. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource LP Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Kanawha Rail Corp.: A. James Dearlove and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Kanawha Rail Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource GP, LLC: Edward B. Cloues, II, A. James Dearlove, John P. DesBarres, Keith B. Jarrett, James R. Montague, Frank A. Pici, Marsha R. Perelman and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource GP, LLC, Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource GP Corp.: A. James Dearlove, Keith D. Horton and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource GP Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource Holdings Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource Holdings Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Holding Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Holding Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Corporation: Joe N. Averett, Jr., Edward B. Cloues, II, A. James Dearlove, Robert Garrett, Keith D. Horton, Steven W. Krablin, Marsha R. Perelman and Gary K. Wright. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Corporation, Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

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